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October 7, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

J. Nolan McWilliams

Re:	Metaldyne Performance Group Inc.
Registration Statement on Form S-1/A
Filed October 7, 2014
File No. 333-198316

Dear Mr. McWilliams:

On behalf of our client, Metaldyne Performance Group Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-198316) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated September 18, 2014. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company will provide the Staff, prior to the printing and distribution of the preliminary prospectus, the mock-ups of any pages in the prospectus on which the Company desires to include any pictures or graphics, along with any accompanying captions, that are not already included in the prospectus. The Company acknowledges that the Staff may have comments on any such materials.

Securities and Exchange Commission

October 7, 2014

2.	We note that the prospectus includes market and industry data derived from publications, surveys, and reports, including from IHS, ACT Research, Yengst Associates, LMC Automotive, FTR, ICCT, and McKinsey. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

The Company respectively advises the Staff that it did not commission any of the publications, surveys and reports, including from HIS Inc., American Commercial Transportation Research, Yengst Associates, LMC Automotive US, Inc., FTR Transportation Intelligence, International Council on Clean Transportation and McKinsey & Company, for use in connection with the Registration Statement.

Amendment No. 1 includes industry data from The American Foundry Society. Their consent has been filed as Exhibit 99.1 to the Registration Statement.

Market and Industry Information, page iv

3.	Please revise the statement in the first paragraph that “neither we nor the underwriters can guarantee the accuracy or completeness of this information” to remove the implication that you are not responsible for the accuracy and completeness of the statements made in the registration statement.

The Company has revised the disclosure on page iv in response to the Staff’s comment.

Summary, page 1

Summary Historical Financial and Other Data, page 14

4.	We note the discussion on page 1 and elsewhere in the filing where you discuss pro forma revenues, adjusted EBITDA and net earnings without accompanying these discussions with an equally prominent discussion of historical financial information for the period. Please include an equally prominent discussion of your historical results of operations wherever this pro forma information is discussed in the filing.

The Company has revised the disclosure on pages 1, 7, 96 and 105 in response to the Staff’s comment.

Securities and Exchange Commission

October 7, 2014

Risk Factors, page 18

Risks Related to this Offering, page 40

5.	Please add a risk factor describing the risks to investors attendant to the exclusive forum provision in your certificate of incorporation. We note in this regard your disclosure on page 146.

The Company has revised the disclosure to add the requested risk factor on page 44 in response to the Staff’s comment.

Capitalization, page 46

6.	Please revise the introductory paragraph to disclose that the selling stockholders will receive all of the proceeds from the sale of your shares in the public offering. Also, please discuss in the introductory paragraph the significant terms of the Combination and Refinancing transactions.

The Company has revised the disclosure on page 50 in response to the Staff’s comment.

7.	Please revise to reflect the non-controlling interest separately from the total equity attributable to your stockholders consistent with the presentation in your June 30, 2014 balance sheet included on page F-46.

The Company has revised the disclosure on page 50 in response to the Staff’s comment.

8.	Please expand to describe the nature, amount and terms of the borrowings that will be available and outstanding under the debt financing transactions to be consummated in connection with the offering that will refinance the existing long-term indebtedness of HHI, Metaldyne and Grede. Additionally, please confirm that you will file the executed loan agreements as exhibits to your registration statement and describe their material terms in the prospectus. Refer to Item 601 of Regulation S-K.

The Company has revised the disclosure on page 50 in response to the Staff’s comment. The Company respectfully advises the Staff that it will include additional information with respect to the nature, amount and terms of the borrowings that will be available and outstanding after completion of the debt financing transactions to be consummated in connection with the offering that will refinance the existing long-term indebtedness of HHI, Metaldyne and Grede (the “Refinancing”), which is anticipated to occur in October 2014. The Company will file the executed credit agreement relating to the new senior secured credit facilities (the “Senior Secured Credit Facilities”) and the indenture governing the new senior unsecured notes (the “Notes”) as exhibits to the Registration Statement in accordance with Item 601 of Regulation S-K after completion of the Refinancing. Material terms of the Senior Secured Credit Facilities and the Notes will be described in the prospectus under “Description of Certain Indebtedness” after completion of the Refinancing.

Securities and Exchange Commission

October 7, 2014

Unaudited Pro Forma Financial Data, page 49

9.	Please revise the introductory paragraph and the notes to the pro forma financial information to disclose the nature and significant terms of the Grede Transaction, the Combination and the Refinancing Transaction. Also, explain the accounting treatment used for each of these transactions in the pro forma financial information. Refer to the guidance outlined in Rule 11-02(b)(2) or Regulation S-X.

The Company has revised the disclosure on page 53 in response to the Staff’s comment. The Company respectfully advises the Staff that it will include additional information with respect to the nature and significant terms of the Refinancing after completion of the Refinancing, which is anticipated to occur in October 2014. Please also note that the Company has expanded the pro forma financial data to include the pro forma statement of operations data for the six months ended June 30, 2013, the comparative interim period.

10.	We note from the discussion on page 49 that in connection with the Combination, you expect to incur additional professional fees and stock-based compensation expenses resulting from equity grants pursuant to the 2014 Equity Incentive Plan. Please tell us and revise to disclose the nature and amounts of the professional fees that you expect to incur in connection with the combination. Also, please tell us and revise to disclose the number and significant terms of the equity grants issued that will result in recognition of stock-based compensation expense in connection with the combination. Please note that pro forma adjustments for each of these items should be included in the pro forma balance sheet if they are factually supportable and directly attributable to the combination transaction as required by Rule 11-02(b)(6) of Regulation S-X.

The Company expects to incur additional legal, accounting, valuation and consulting fees in the third quarter of 2014 as a result of the Combination. These fees are expected to be less than $0.5 million in total for the third quarter of 2014. There were additional stock option awards issued in connection with the Combination, as well as a conversion of the previous equity awards at HHI, Metaldyne and Grede. The additional stock options granted were stock options for 310,000 shares of the Company’s common stock granted with an exercise price equal to the estimated fair market value of the Company’s common stock at the date of grant, with ratable vesting over four years from the date of grant based on continued service. The valuation report is in the process of being finalized related to these additional awards, and the Company will incorporate the terms, conditions and compensation expense in its financial statements for the nine months ended September 30, 2014, which will be included in a subsequent amendment to the Registration Statement. Any additional awards associated with the 2014 Equity Incentive Plan have not been determined at this time. Therefore, the Company does not have a general expectation of the significant terms and conditions of future awards, or their estimated compensation expense. Once the additional awards have been finalized, the Company will include the terms, conditions and estimated expenses in future amendments to the Registration Statement as part of actual and pro forma financial results, as applicable.

Securities and Exchange Commission

October 7, 2014

The Company has revised the pro forma balance sheet on pages 55 and 56 to include the adjustment for fees incurred subsequent to the balance sheet date that are directly attributable to the Combination in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 51

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 52 and 53

11.	Please revise to include separate subtotals which reflect the impact of pro forma adjustments resulting from the Combination, and the Refinancing.

The Company has revised the pro forma statements of operations and balance sheet on page 55 and pages 57 through 59 to include subtotals after each category of adjustment.

12.	Please revise to disclose your historical basic and diluted earnings per share and your pro forma basic and diluted earnings per share on the face of your pro forma condensed consolidated statements of operations for each period presented. The notes to your pro forma financial information should also clearly explain how both historical and pro forma basic and diluted earnings per share were calculated or determined.

The Company has revised the pro forma statements of operations on pages 55 through 57 to include pro forma and historical earnings per share for each period presented and added a footnote (n) on page 62 to describe the calculation.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 54

13.	Refer to footnote (a). Please revise to disclose the significant assumptions that were used to calculate or determine this pro forma adjustment. As part of your revised disclosure, please indicate the amount of the fair value adjustment made to plant and equipment in connection with the acquisition transaction and disclose the period over which the fair value adjustment is being amortized to expense.

Please note that footnote (a) is now labeled footnote (b) in Amendment No. 1. The Company has revised footnote (b) on page 60 in response to the Staff’s comment. The Company also notes that the adjustment amounts have been updated. The updated adjustment amounts reflect the current status of the accounting for the Grede Transaction and reflect an update to the estimated remaining useful lives of the property and equipment. The Company respectfully advises the Staff that additional adjustments may be made in the future as it finalizes the accounting for the Grede Transaction, which adjustments, if any, will be reflected in subsequent amendments to the Registration Statement.

Securities and Exchange Commission

October 7, 2014

14.	Refer to footnote (b). Please disclose the period over which the step-up of inventory recognized in connection with the acquisition will be amortized to expense. Also, please explain in footnote (b) why there is a negative adjustment for the six month period ended June 29, 2014.

Please note that footnote (b) is now labeled footnote (c) in Amendment No. 1. The Company has revised footnote (c) on page 55 in response to the Staff’s comment.

15.	Refer to footnote (c). Please explain in footnote (c) how the inventory policies of Grede are being revised to align with those of MPG. Also, please explain in footnote (c) how you calculated or determined the pro forma adjustment for the year ended December 31, 2013 and explain why no similar adjustment was required for the six months ended June 29, 2014.

Please note that footnote (c) is now labeled footnote (d) in Amendment No. 1. The Company has revised footnote (d) on page 60 in response to the Staff’s comment. The Company has added a description of how the adjustment was calculated. The Company has included the amount of the adjustment for the six months ended June 29, 2014 in the footnote, which is $0.1 million.

16.	Refer to footnote (e). Please disclose in footnote (e) the nature and amount of the intangible assets that were recognized as a result of the Grede transaction and disclose the period over which the amounts recognized are being amortized to expense.

Please note that footnote (e) is now labeled footnote (f) in Amendment No. 1. The Company revised footnote (f) on page 60 in response to the Staff’s comment.

17.	Refer to footnote (f). Please revise to disclose whether the $50.8 million of one-time transaction expenses eliminated in pro forma adjustment (f) reflect the actual historical expenses incurred by MPG in connection with the Grede transaction and disclose the nature and amounts of the costs comprising this adjustment. Also, please explain why the amount disclosed in footnote (f) of $50.8 million does not agree to the amount incurred during the six months ended June 29, 2014 in connection with the Grede transaction of $13.0 million as discussed in the second bullet point under the heading “The Transactions and the Combination” on page 60 of MD&A and with the amount presented in MPG’s interim financial statements on page F-47.

Please note that footnote (f) is now footnotes (g) and (h) in Amendment No. 1. The Company has revised footnote (g) on page 60 and footnote (h) on page 61 in response to the Staff’s comment to clarify that the amount being adjusted is included in the historical results of MPG or in the Historical Grede Holdings LLC Adjustment column. The Company has also reclassified $4.5 million of acquisition costs within the Grede Holdings LLC Adjustment column from selling, general and administrative expenses to match the acquisition adjustments to the historical results and the MD&A discussion.

Securities and Exchange Commission

October 7, 2014

18.	Refer to footnote (g). Please revise footnote (g) to disclose the amount of the Grede acquisition debt and the related interest rate thereon which were used to calculate or determine the pro forma adjustment to interest expense for the Grede acquisition debt.

Please note that footnote (g) is now footnote (i) in Amendment No. 1. The Company has revised footnote (i) on page 61 in response to the Staff’s comment.

19.	In a related matter, please disclose the amount of deferred financing costs incurred in connection with the Grede acquisition debt and disclose the period and method being used to amortize these costs to interest expense.

Please note that footnote (g) is now footnote (i) in Amendment No. 1. The Company has revised footnote (i) on page 61 in response to the Staff’s comment to include the amount of debt, the related interest rate thereon and debt issuance costs incurred which were used to calculate the pro forma adjustment. The debt issuance costs adjustment was calculated using a straight-line method over the term of the debt, which approximates the effective interest rate method.

20.	Refer to footnote (i). Please disclose in footnote (i) the nature and significant terms of the debt obligations that you expect to incur and repay as part of the refinancing transaction that will be completed prior to the consummation of the offering.

Please note that footnote (i) is now footnote (l) in Amendment No. 1. The Company acknowledges the Staff’s comment. The Company intends to include information with respect to the debt obligations it expects to incur and repay as part of the Refinancing after completion of the Refinancing.

21.	Refer to footnote (j). Please explain how the adjustments reflected in the column “offering pro forma adjustments” that relate to the termination management consulting agreements between American Securities and each of HHI, Metaldyne and Grede were calculated or determined.

Please note that footnote (j) is now footnote (m) in Amendment No. 1. The Company incurs management fees and related expenses under the management consulting agreements with American Securities LLC (“American Securities”). The adjustment represents the actual amount of management fees recognized in each period, exclusive of related expenses. The Company has revised footnote (m) on page 61 in response to the Staff’s comment.

22.	Refer to footnote (k). Please revise footnote (k) to itemize and describe the expenses that are being adjusted or eliminated in connection with the Combination.

The Company has revised footnote (k) on page 61 in response to the Staff’s comment.

Securities and Exchange Commission

October 7, 2014

Management’s Discussion and Analysis of Financial Condition, page 58

Key Operating Metrics, page 63

23.	Please move this section to follow the section titled “Key Components of Results of Operations,” as its current placement in the filing implies that these metrics may be more important than your results of operations determined in accordance with generally accepted accounting principles.

The Company has moved the section titled “Key Operating Metrics” to follow the section titled “Key Components of Results of Operations” in response to the Staff’s comment.

24.	In addition, please expand your disclosure in this section to describe the substantive reasons why these measures are useful to potential investors. Please note that with respect to free cash flow, any statements describing its usefulness should not imply that it represents cash flow available for discretionary purposes without clarifying that it excludes mandatory expenditures such as debt service. Refer to Question 102.07 of the Compliance and Disclosure Interpretations regarding Non-GAA P Measures.

The Company has revised the disclosure on pages 72 and 73 in response to the Staff’s comment.

Results of Operations, page 66

25.	We note your disclosure regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state that certain increases were “primarily” attributed to one factor, and “partially offset” by another factor, or, you indicate, that “additionally”, an increase was attributed to more than one factor without quantifying each. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section.

The Company has revised its disclosure on pages 74 through 85 in response to the Staff’s comment.

Six Months ended June 29, 2014 compared with Six Months ended June 30, 2013, page 66

26.

We note that you have presented a discussion of Grede’s sales, costs of sales and gross profit on a combined non-GAA P basis for the six months ended June 29, 2014 as compared to the six month period ended June 30, 2013, a period when you did not hold an ownership interest in Grede. Please revise to eliminate the discussion of Grede’s sales and related costs of sales for periods in which you did not hold an

Securities and Exchange Commission

October 7, 2014

ownership interest in them from the filing. We do not believe it is appropriate for you to include a discussion of Grede’s results of operations in the filing for periods in which you held no related ownership interest since it implies you shared or participated in their results of operations. Your discussion of Grede’s sales, costs of sales and gross profit for the 2014 period should include only that 28-day period during which you held an ownership interest in this entity. Your discussion of the results of operations for MD Investors Corporation for periods in 2012 in which an ownership interest in this entity was not held should also be similarly eliminated from the filing. Please note that we will not object to the inclusion of a supplemental discussion of Grede’s or MD Investors results of operations in the filing similar to that included on pages 94 and 95 of the registration statement to the extent that such information is clearly labeled as supplemental information and is accompanied by disclosure explaining that such results have not been reflected in your consolidated financial statements since they represent financial information for periods prior their acquisition.

The Company has eliminated discussion of Grede’s sales, costs of sales and gross profit on a combined non-GAAP basis for the six months ended June 29, 2014 as compared to the six months ended June 30, 2013 within the discussion of the Company’s results of operations for the six months ended June 29, 2014 compared to six months ended June 30, 2013. The Company has also eliminated discussion of the results of operations for MD Investors Corporation for periods in 2012 in which an ownership interest in this entity was not held.

Year Ended December 31, 2013 compared with year ended December 31, 2012, page 71

Year Ended December 31, 2012 compared with Year Ended December 31, 2011, page 79

27.	We note that you have presented a discussion of your results of operations for the year ended December 31, 2013 with a discussion of the successor 2012 and predecessor 2012 periods on a combined non-GAAP basis for purposes of your discussion and analysis of the results of operations for these periods. We also note that you have presented a similar discussion of combined successor 2012 and predecessor 2012 combined results of operations in comparison to your results of operations for the year ended December 31, 2011. Please note that we do not believe it is appropriate to present a combined discussion of the predecessor and successor periods of 2012 for purposes of your M D&A discussion due to the change in basis that resulted from the acquisition transaction. Accordingly, please revise to eliminate this combined discussion of successor and predecessor period results from MD&A. In lieu of this discussion, please revise M D&A to include a discussion of the predecessor and successor periods in 2012 as presented in the financial statements included in the registration statement.

The Company revised its disclosures in MD&A to eliminate the combined discussion of successor and predecessor periods. The disclosures have been revised to align with the financial statement presentation included in the registration statement.

Securities and Exchange Commission

October 7, 2014

Contractual Obligations, page 86

28.	Please reconcile the contractual obligations associated with your long-term debt disclosed in the table on page 86 with the amounts disclosed in Note 14 on page F-20 of your financial statements.

The Company has provided additional information in the footnotes to the table on page 86 to reconcile to the amounts disclosed in Note 13.

29.	Given the significant changes in your debt obligations that resulted from the Grede acquisition and which will result from your planned refinancing transaction in connection with the offering, please consider revising to include a pro forma table of your contractual obligations that gives effect to each of these transactions. This pro forma table should be accompanied by footnote disclosures explaining the nature and amount of any adjustments made to your historical contractual obligations to arrive at the pro forma amounts.

The Company acknowledges the Staff’s comment. After completion of the Refinancing, which is anticipated to occur in October 2014, the Company intends to revise the debt obligations portion of its contractual obligations table to give pro forma effect to the Grede acquisition and the Refinancing, including footnote disclosures explaining the nature and amount of any adjustments made to its historical contractual obligations to arrive at the pro forma amounts.

Cash Flows, page 87

30.	We note the discussion in the last paragraph on page 87 which indicates that you compare cash flows for the successor 2012 period and the predecessor 2012 periods on a combined non-GAAP basis for purposes of the discussion of your cash flows. However, we note that the discussion which follows is based solely on the individual predecessor and successor periods in 2012 as reflected in your financial statements. Accordingly, please delete the discussion in this paragraph of MD&A from the filing. As noted above, combined presentation and discussion of predecessor and successor periods in the filing is not considered appropriate due to the changes in basis that resulted from the Metaldyne and Grede acquisition transactions.

The Company has deleted the discussion on page 87 in response to the Staff’s comment.

Critical Accounting Policies, page 90

31.

We note your discussion of your critical accounting policies. It appears that several items included here are a mere repetition of your Significant Accounting Policies in Note 3 to your financial statements. Pursuant to Release 33-8350, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making these disclosures, registrants need not repeat information that is already included in the financial statements or other

Securities and Exchange Commission

October 7, 2014

sections of the filing. In this regard, please expand your discussion of your various critical accounting policies to provide further insight into the methods and significant assumptions used and consider providing a sensitivity analysis explaining how changes in assumptions or the use of different assumptions could impact your conclusions. For example, considering the number and materiality of your recent acquisitions, it would be useful to an investor to expand to address significant assumptions used in the determination of fair value of acquired assets and their related useful lives. Also, given the materiality of the compensation expenses recognized in connection your stock-based compensation awards, please revise to explain in detail how you value your stock-based compensation awards.

The Company has expanded its disclosure on page 89 to provide additional discussion of the methods used to value the significant categories of assets recognized as part of our acquisition activity. The Company determined that personal property, real property and customer relationships and platforms to be the most significant categories of assets warranting additional discussion after giving consideration to the degree of uncertainty and dollar value of those categories in relation to the Company’s acquisition activity. The Company has included a discussion of useful lives in the expanded disclosure.

The Company has also revised pages 90 and 91 to add an explanation of the methods and inputs used to value the stock options granted in 2012 and 2013 under the ASP HHI Holdings, Inc. Stock Option Plan and the ASP MD Holdings, Inc. Stock Option Plan.

Stock Based Compensation, page 90

32.	To the extent the estimated IPO price is expected to differ significantly from the most recent fair value determined for your common shares, please tell us the significant factors and events contributing to the changes in fair value of the underlying stock leading up to the expected IPO. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. Refer to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Guide, Valuation of Privately-Held-Company Equity Securities Issued As Compensation.

The Company acknowledges the Staff’s comment and respectfully advises the staff that the estimated IPO price is not yet known. To the extent the estimated IPO price differs significantly from the most recent fair value determined for the Company’s common shares, the Company will submit to the Staff the significant factors and events contributing to the changes in fair value of the underlying stock leading up to this offering.

Securities and Exchange Commission

October 7, 2014

Quantitative and Qualitative Analysis of Market Risk, page 93

33.	Your current discussion of your exposure to foreign exchange rate risk does not comply with the guidance outlined in Item 305(a) of Regulation S-K. Please revise your discussion of your exposure to this risk to comply with one of the suggested formats outlined in Item 305(a) of Regulation S-K.

The Company has revised the disclosure on page 93 in response to the Staff’s comment.

Supplemental Results of Operations Information for MD Investors Corporation, page 94

34.	We note that you have presented a supplemental MD&A discussion of the results of operations for MD Investors Corporation for periods prior to when you acquired them. Please revise to include an introductory paragraph to explain that the discussion of results of operations for this period is for periods prior to when you acquired your ownership of this entity on December 18, 2012 and is presented for purposes of additional analysis since the results for the periods presented are not included in your consolidated results of operations for these periods.

The Company has added an introductory paragraph on page 94 in response to the Staff’s comment.

Business, page 96

Our Competitive Strengths, page 103

Strong Financial Profile with Focus on Cash Flow Generation, page 105

35.	We note your discussion of your pro forma adjusted EBITDA and pro forma adjusted free cash flow for 2013 on page 105. In order to provide a more balanced presentation, please revise your discussion of each these measures on page 105 to also include a discussion of the most comparable GAAP measures on both an actual and pro forma basis. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

The Company has revised the disclosure on page 105 in response to the Staff’s comment.

Suppliers and Raw Materials, page 110

36.	We note the first risk factor on page 22 regarding your suppliers. In this section, please clarify the extent to which you are dependent on single or sole source suppliers of raw materials and components and, to the extent material, discuss your ability to find alternative sources of supply.

The Company has revised the disclosure on pages 26 and 110 in response to the Staff’s comment.

Securities and Exchange Commission

October 7, 2014

Executive and Director Compensation, page 118

Performance Based Compensation, page 119

37.	Your disclosure in this section describes performance targets you use to evaluate performance but does not quantify these targets. Please quantify all company-wide performance targets, including Adjusted EBIDTA for each of HHI, Metaldyne, and Grede, Operating Cash Flow for Metaldyne, and Adjusted Free Cash Flow for Grede, or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please refer to Item 402 of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that a registrant “is not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors... the disclosure of which would result in competitive harm for the registrant.” In addition, Instruction 4 to Item 402(b) of Regulation S-K states that the “standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information” pursuant to Rule 406 under the Securities Act of 1933 and Rule 24b-2 under the Securities Exchange Act of 1934.

Consistent with the established standards for requests for confidential treatment, the Company has not publicly disclosed the specific financial performance target levels for awards for each of HHI, Metaldyne and Grede because such disclosure would harm the Company’s competitive position in several ways. The performance targets for each of HHI, Metaldyne and Grede were established pursuant to the Company’s confidential business plan and relate to key elements of the Company’s financial performance. Specifically, the financial targets relate to adjusted EBITDA, adjusted free cash flow or operating cash flow. Disclosing the Company’s targeted and projected levels of performance with respect to these key measures would provide the Company’s competitors with valuable knowledge of the Company’s business strategy and could result in a competitive disadvantage for the Company. In addition, disclosure of the performance targets would cause the Company competitive harm in the Company’s competition for executive talent. By disclosing the Company’s performance targets, it would provide the Company’s competitors and executive recruiters with the details of the Company’s compensation practices thereby enabling them to more easily target and solicit the Company’s key management talent. Accordingly, the Company respectfully submits to the Staff that its non-disclosure of the performance targets for each of HHI, Metaldyne and Grede is justified.

Long-Term Equity Incentive Awards, page 124

38.

We note from the discussion in the third paragraph on page 125 that all of the options granted to your executive officers provide for full vesting upon a “transaction” as defined in the individual award agreements, subject to continued

Securities and Exchange Commission

October 7, 2014

employment through consummation of the transaction. Please tell us the nature or type of transaction that will result in full vesting of these awards and indicate if other awards granted to your employees are subject to similar vesting provisions. Also, if your planned public offering will result in full vesting of these awards, please revise MD&A to discuss the amount of compensation expense that will be recognized in connection with your planned public offering and explain how you will calculate or determine the amount of expense you expect to recognize in connection with your public offering.

The Company has revised the disclosure on pages 125 and 126 in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that the planned public offering will not result in full vesting of these awards.

Principal and Selling Stockholders, page 141

39.	Please list separately affiliates of American Securities, LLC in the selling stockholders table on page 142.

The Company has revised the disclosure on page 142 in response to the Staff’s comment to list ASP MD Investco L.P., an affiliate of American Securities, as a selling stockholder in the offering.

40.	Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered by each affiliate of American Securities, LLC.

The Company has identified those individuals who may be deemed to have voting or investment power with respect to ASP MD Investco LP on page 142.

41.	Please disclose that the selling stockholders may be deemed underwriters for this offering.

The Company has revised the disclosure on page 153 in response to the Staff’s comment.

Shares Eligible for Future Sale, page 147

Lock-Up Arrangements and Registration Rights, page 147

42.	We note your disclosure on page 40 that “Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may, in its sole discretion and without notice, release all or any portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period.” Please revise your disclosure here to describe the circumstances under which the underwriters may release all or a portion of the shares subject to lock-up prior to the expiration of the lock-up.

The Company has revised the disclosure on page 147 in response to the Staff’s comment.

Securities and Exchange Commission

October 7, 2014

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 149

43.	Please revise the statements that the tax summary is a “general discussion,” that “this discussion is for general information only,” and similar statements on pages 149 and 152 to remove the implication that investors are not entitled to rely on the disclosure in this section.

The Company has revised the disclosure on pages 149 and 152 in response to the Staff’s comment.

Metaldyne Performance Group Inc. Financial Statements, page F-5

Consolidated Statements of Stockholders Equity (Deficit) page F-8

44.	We note that the successor’s statement of stockholders’ equity for the period from October 6, 2012 through December 31, 2012 reflects two transactions described as “Recognition of HHI Transaction” and “Recognition of Metaldyne Transaction” which increased paid in capital by $254,734 and $295,387, respectively. Please tell us and explain in the notes to your financial statements how these adjustments to paid-in-capital in connection with the acquisition transactions were calculated or determined.

The increase in paid in capital of $254.7 million for the recognition of the HHI Transaction represents the amount of cash paid by the buyers as part of the HHI acquisition. The amount is comprised of $235.0 million paid by affiliates of American Securities and $19.7 million paid by certain members of the HHI management team. The increase in paid in capital of $295.4 million for the recognition of the Metaldyne Transaction represents cash paid by the buyers and rollover of management equity as part of the acquisition. The amount is comprised of $290.0 million paid by affiliates of American Securities and $0.5 million paid by certain members of the Metaldyne management team and shares of MD Investors Corporation valued at $4.8 million held by certain members of the Metaldyne management team which were converted to Metaldyne shares. The Company has revised the disclosure in Note 5 on pages F-15 and page F-16 in response to include further detail describing these items.

Consolidated Statements of Cash Flows, page F-9

45.	We note the disclosure in your statement of cash flows of a cash flow from financing activity during the successor period of 2012 described as “proceeds from stock issuance” in the amount of $545,993. Please revise the notes to your financial statements to describe the nature and significant terms of this transaction. Also, please explain why this transaction has not been reflected in the consolidated statement of equity for the successor period of 2012.

Securities and Exchange Commission

October 7, 2014

The “proceeds from stock issuances” within our statement of cash flows represents the cash paid by the buyers totaling $550.8 million and the conversion of equity shares of MD Investors Corporation into Metaldyne shares valued at $4.8 million at the time of the transaction. The following table summarizes the presentation of these transactions within the statement of stockholders’ equity (deficit) and the statement of cash flows:

Statement of Equity (Deficit)
Other	$0.7
Recognition of the HHI Transaction	254.7
Recognition of the Metaldyne Transaction	295.4

Total reflected in Statement of Equity (Deficit)	550.8
Less: non-cash portion	(4.8)

Statement of Cash Flows	$546.0

We have revised pages F-15 and F-16 to disclose these amounts for each transaction.

Note (3) Significant Accounting Policies, page F-11

46.	Please revise your accounting policy disclosures to disclose your policy for recognizing and measuring product warranty accruals. Also, if warranty accruals are material, please also revise to include all of the disclosure outlined in ASC 460-10-50-8.

The Company respectively advises the Staff that the Company is generally responsible for workmanship of its products and not the design/function of the products, which are typically the responsibility of the customer. As a result, warranty costs historically have been relatively insignificant. The Company performs an on-going review of warranty expense and warranty related accruals at each reporting period end. In its evaluation, no amounts represented a material amount that required disclosure of either the warranty policy or warranty accrual for any given period for the Company’s financial statements included in the Registration Statement.

47.	Please revise to disclose your accounting policy for recognizing research and development costs and disclose the total amount of such costs expensed in your financial statements during each period presented. Also, please explain where these costs have been reflected in your consolidated statements of operations. Refer to the disclosure requirements outlined in ASC 730-10-50.

The Company respectively advises the Staff that it does not incur any significant research and development costs as defined in ASC 730-10-20 because the Company is generally responsible for workmanship of its products and not the design/function of the products, which are typically the responsibility of the customer. Management reviews the level of research and development expenses on a recurring basis and did not identify any material amounts which would require disclosure of either the amount or the policy in the Company’s financial statements included in the Registration Statement.

Securities and Exchange Commission

October 7, 2014

Note 5. HHI Transaction, page F-14

48.	Please revise Note 5 to disclose the percentage interest in HHI that was acquired by American Securities on October 5, 2012 as required by ASC 805-10-50-2 and explain why you believe the use of the push-down accounting in the financial statements of the Company was appropriate. Note 6 should be similarly revised with respect to the Metaldyne acquisition transaction.

Affiliates of American Securities owned 92.3% and certain members of HHI management owned 7.7% of HHI after the HHI Transaction. Affiliates of American Securities owned 98.2% and certain members of Metaldyne management owned 1.8% of Metaldyne after the Metaldyne Transaction. The Company has revised the disclosure in Note 5 on page F-15 and in Note 6 on page F-16 to include this information in the Registration Statement. Based on the applicable guidance in EITF Topic No. D-97, the Company applied push-down accounting for these acquisitions due to the fact that (i) the buyers acquired 100% of each company in the specific transactions, (ii) the businesses remained separate entities after the purchases, (iii) the companies did not have public debt that met the public debt exception, and (iv) the companies did not have any preferred stock that met the preferred stock exception.

Note 5. HHI and Metaldyne Transaction pages F-15

Note 6. Metaldyne Transaction, page F-17

49.	Given the significant amount of purchase consideration allocated to goodwill in the HHI and Metaldyne acquisitions, please revise to describe the qualitative factors that make up goodwill such as expected synergies from the combining operations, intangible assets that do not qualify for separate recognition, or other factors. Refer to the guidance outlined in ASC 805-30-50-1. Note 4 to your interim financial statements should be similarly revised with respect to the goodwill recognized in connection with the Grede transaction.

The Company has revised the disclosure on pages F-16, F-18 and F-56 in response to the Staff’s comment.

50.	In addition, please expand your disclosure to describe how the fair value of the various categories of assets and liabilities acquired in each acquisition transaction were determined. As part of your revised disclosure, describe the methods and significant assumptions used in your valuation of each material category of identifiable intangible assets recognized in connection with each acquisition transaction. Also, please explain the method and assumptions used to determine the fair value of the non-controlling interests. Refer to the guidance outlined in ASC 805-20-50.

The Company has revised the disclosure on pages F-15, F-17 and F-56 in response to the Staff’s comment to include disclosure of the methods and assumptions used to value the significant identifiable assets and the non-controlling interests.

Securities and Exchange Commission

October 7, 2014

51.	Please revise Notes 5 and 6 to disclose the amounts of revenue and earnings of HHI and Metaldyne since the acquisition date which have been included in the consolidated income statement for the reporting period in which the acquisitions occurred. Also, please revise to disclose the revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the period had been as of the beginning of the annual reporting period. Comparable information for the prior annual period should also be presented as if these acquisitions had occurred at the beginning of the comparable prior annual reporting period. Refer to the disclosure requirements outlined in ASC 805-10-50-2(h).

The Company has revised the disclosure on pages F-16 and F-18 in response to the Staff’s comment to include revenues and earnings of the acquirees subsequent to the acquisitions and to disclose revenues and earnings on a combined basis for the predecessor periods on a supplemental pro forma basis.

Note 11. Amortizable Intangible Assets, page F-19

52.	Please tell us and explain in the notes to your financial statements how you determined the useful lives that are being used to amortize customer relationships and platforms and patented and unpatented technology to expense. As part of your response and your revised disclosure, please explain in further detail why you believe that these categories of intangibles will continue to contribute to your expected cash flows for periods of 15 and 16, years respectively from the related acquisition dates pursuant to the guidance in ASC 350-30-35.

The customer base for our HHI and Metaldyne segments consists primarily of original equipment manufacturers (“OEMs”) and Tier I light and commercial vehicle manufacturers. Due to the nature of the automotive components business, the segments’ customers generally consist of a small group of companies with a propensity to buy from existing suppliers. The segments are typically the sole-sourced provider for substantially all of the components they manufacture. Once sourced as the supplier of a vehicle program component, the segment typically retains the business for the life of the vehicle program, which is typically ten or more years, and has a high probability of being named the supplier for the replacement vehicle program. The relationships with our top five customers average more than fifteen years. Based on the nature of the automotive component business, average vehicle program life, the high probability of renewal and our history with our customer base, the Company estimates the remaining useful life of the customer relationships and platforms to be fifteen years.

The remaining useful lives of patented and unpatented technology were determined for each identified technology resulting in a weighted average useful life of sixteen years. The remaining useful lives range from five years to twenty years, which give consideration to the competitive advantage the technology provides within the Company’s industries, barriers to entry for duplicating the technology, the current phase of the life cycle of the technology and the length and viability associated with the customer programs to which the technology is applied.

Securities and Exchange Commission

October 7, 2014

The Company has revised the disclosure on page F-12 to include a discussion of the determination of useful lives.

53.	We note from your accounting policy described in Note 3 on page F-12, that amortizable intangible assets are amortized on a straight line basis over their estimated useful lives. We also note that the most material portion of amortizable intangible assets related to the HHI, MDH, and Grede transactions, consist of customer relationships and platforms. Generally, customer relationships may dissipate at a more rapid rate in the earlier periods following a company’s succession to these relationships, with the rate of attrition declining over time until relatively few customers or contracts remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, please tell us what consideration was given to using an accelerated method of amortization, rather than the straight-line method for purposes of amortizing your customer relationship intangibles to expense, as it appears this may result in a more systematic allocation of the intangibles’ cost to the periods benefited.

The Company’s customers are primarily vehicle OEMs and Tier I suppliers. The pattern of usage of the customer relationships and platforms asset is influenced by the barriers-to-entry by competitors that include the magnitude of the investment and length of time required to open facilities to support these customers, the technical knowledge needed, and our proven capabilities. Once the Company is sourced as the provider for a customer program, the Company is typically the provider for the life of the program. Based on these factors, the Company believes that the straight-line method of amortization best reflects the pattern in which the economic benefits of the customer relationships and platforms are consumed.

Note 6. Metaldyne Transaction, page F-17

54.	We note the disclosure indicating that the step-up in fair value of Metaldyne’s inventories was expensed in cost of sales in 2012 and 2013. Please tell us and disclose in Note 6 how you determined the amounts to be expensed in 2012 and 2013, respectively.

The Company has revised the disclosure on page F-17 in response to the Staff’s comment.

Note 14. Debt, page F-20

55.	We note that the terms of the HHI revolver and term loans, the Metaldyne credit agreement and the Grede term loan disclosed in Note 9 to your interim financial statements restrict your ability to pay dividends. Please revise the notes to your financial statements to disclose the nature and terms of such restrictions. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X. Also, if similar restrictions on the payment of dividends will exist upon completion of the refinancing in connection with the offering, please revise MD&A and the notes to your financial statements to disclose the nature and terms of such restrictions.

Securities and Exchange Commission

October 7, 2014

The Company has revised the disclosure on pages F-23, F-24 and F-61 in response to the Staff’s comment. Additionally, the Company has revised page F-27 to disclose the amounts of net assets subject to these restrictions. The Company will also revise MD&A and the notes to its financial statements to disclose the nature and terms of any restrictions on the payment of dividends upon the completion of the Refinancing.

Note 19. Stock-based Compensation, page F-27

56.	We note the disclosure indicating that in connection with the Combination, outstanding stock-based compensation awards of HHI and Metaldyne were converted into options to acquire MPG common stock. We also note that the number of shares converted was based on the relative fair values of HHI and Metaldyne and none of the vesting terms were changed. Please indicate whether the conversion of these stock-based compensation awards into options to acquire MPG common stock resulted in the recognition of any compensation expense in your financial statements pursuant to the guidance in ASC 718-20-35. If not, please explain why.

The stock options were converted to allow each participant to be in the same financial position after the conversion as they were prior to the conversion. This was achieved by adjusting the number of options per participant and the strike price per type of option. Based on the accounting guidance in ASC 718-20-35, this conversion was accounted for as a modification to the prior stock option awards. As such, the Company calculated the fair value of the awards using the Black-Scholes model prior to and post conversion. Based on the Black-Scholes calculation prior to and post modification, each option had the same or a slightly lower fair value after the modification. As mentioned, the conversion was based on the relative fair values of the three companies. Further, because each merged company was similar, the calculated volatility used for the combined company input was the same as each merged company volatility inputs. Some awards had a slightly lower fair value due to the slight adjustment in vesting terms, which shortened the expected term assumption. Because no stock option award had a higher fair value after the conversion, there was no incremental compensation cost and no additional compensation expense was recorded as part of the conversion of the stock options.

57.	Please revise to disclose the aggregate intrinsic value of MPG’s outstanding and exercisable options as of December 31, 2013, including those related to both HHI and Metaldyne. Refer to the disclosure requirements outlined in ASC 718-10-50-2. Also, it appears that the MPG Equivalent of HHI options exercisable should be as of December 31, 2013 rather than December 31, 2012 as currently disclosed on page F-29. Please advise or revise as appropriate. The disclosures on page F-30 with respect to the MGP equivalent of Metaldyne options exercisable should be similarly revised.

Securities and Exchange Commission

October 7, 2014

The Company has revised pages F-30 and F-31 to include the intrinsic value of the outstanding and exercisable options of HHI and Metaldyne as of December 31, 2013. The Company has also revised pages F-30 and F-31 to correct the disclosure of the MPG equivalent of exercisable HHI options and Metaldyne options to be as of December 31, 2013 and not December 31, 2012.

Predecessor Company, page F-31

58.	We note the disclosure on page F-31 which indicates that as a result of the HHI Transaction, all outstanding RSU shares of the predecessor vested on October 5, 2012 and were recorded at fair value in the predecessor period of 2012. We also note that this resulted in the recognition of a liability of $88.6 million, additional compensation expense of $86 million and a reversal of $2.6 million that was previously recorded in equity. Please explain in further detail how you calculated or determined the amount of the liability that was recognized in connection with the full vesting of the RSU shares upon consummation of the HHI Transaction.

The amount of total liability associated with the RSU’s as part of the Predecessor statement recognized at the time of the HHI Transaction was determined based on the fair value of the entity purchased. Since 100% of the Company was sold, the net sales price was allocated to the total shares, which included the fully vested RSU shares. The $88.6 million is the total amount of cash to be received by RSU participants based on their 13.56% ownership of the entities that were sold.

Note 24. Related Party Transactions, page F-41

59.	We note your discussion under “Our Principal Stockholders,” on page 10, indicating that immediately following the closing of the offering, American Securities is expected to own a significant portion of your outstanding common stock. As a result, American Securities will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. Please revise the notes to your financial statements and MD&A to indicate the percentage ownership interest that this party will continue to hold following completion of the offering and disclose their ability to exercise significant influence or control over your operations. Refer to the disclosure requirements outlined in ASC 850-10-50.

The Company has added disclosure on page F-42 in response to the Staff’s comment. The final percentage of ownership will be revised in the final amendment to the Registration Statement based on the final number of shares proposed to be sold in the offering.

Report of Independent Registered Public Accounting Firm, page F-45

60.	We note that the review report of the independent registered public accounting firm makes reference to the report of other accountants regarding their review of ASP HHI Holdings as of June 29, 2014 and for the six month periods ended June 29, 2014 and June 30, 2013. Please revise the registration statement to include the review report of the other accountants referenced in this report. Refer to the guidance outlined in Rule 2-05 of Regulation S-X.

Securities and Exchange Commission

October 7, 2014

The Registration Statement has been revised to include the review report of Deloitte and Touche, LLP for ASP HHI Holdings, Inc. as of June 29, 2014 and for the six month periods ended June 29, 2014 and June 30, 2013 as referenced in KPMG’s review report.

Unaudited Condensed Consolidated Statements of Cash Flows, page F-50

61.	We note the presentation in your consolidated statement of cash flows for the six month period ended June 29, 2014 of the line item described as “proceeds from stock issuance” in the amount of $258,553. Please revise the notes to your financial statements to disclose the nature and significant terms of this transaction.

The amount recognized in the cash flow as proceeds from stock issuance of $258.6 million represents the amount of cash paid in by the buyers as part of the Grede Transaction. The amount is comprised of $251.1 million paid by affiliates of American Securities, $1.0 million paid by other investors and $6.5 million paid by certain members of the Grede management team. The Company has revised the disclosure on page F-56 to include this information in the Registration Statement.

Note 4 – Grede Transaction, page F-53

62.	Please tell us and explain in the notes to your financial statements how you determined the useful lives that are being used to amortize customer relationships and platforms and trade names and trademarks to expense. As part of your response and your revised disclosure, please explain in further detail why you believe that these categories of intangibles will continue to contribute to your expected cash flows for periods of 10 and 15, years respectively from the related acquisition date pursuant to the guidance in ASC 350-30-35.

Grede has estimated a remaining useful life of 15 years for Grede’s trade names based on the nature of the industry, the length of time it has been in business, and the relative strength of the name in the marketplace. The trade name asset is valued on a perpetual lived basis, as there were no defined plans to abandon the name and minimal, if any, required expenses to maintain the name. As such, the Company believes the life assigned is reasonable due to the fact that (i) the present value factor, the value/economic benefit of the asset is primarily driven by the cash flow it generates in the first 10 to 20 years of its use and (ii) it is hard to project what the plans for the business are that far into the future. Therefore, 15 years is deemed to be the appropriate life for accounting purposes.

Grede has estimated a remaining useful life of 10 years for Grede’s customer relationships and platforms. Grede has strong and longstanding relationships with its customers, which include many of the leading global OEMs and Tier I suppliers, including light, commercial and industrial (agriculture, construction, mining, rail, wind energy and oil field) vehicle end-markets. Grede’s relationships with its five largest

Securities and Exchange Commission

October 7, 2014

customers average more than 10 years. These long-tenured relationships are the result of its ability to align with its customers to help them meet the industry’s stringent and ever increasing fuel economy, performance and safety requirements. Given that the Company is a sole-sourced supplier on substantially all of its products, stemming from its broad portfolio of proprietary technologies and process expertise, its customer relationships are long-term in nature. Once embedded in a vehicle platform, the Company’s products are difficult to displace due to the high costs and long lead times associated with re-engineering and revalidation, product tooling, the use of sophisticated materials and manufacturing process parameters. As such, these customers and platforms are expected to generate significant revenue and earnings throughout the life of the platform and possible renewals of next-generation platforms.

The Company has revised the disclosure on page F-58 to include additional information discussed above in the Registration Statement.

63.	Please revise Note 4 to disclose the amounts of revenue and earnings of Grede since the acquisition date which have been included in the consolidated income statement for the reporting period in which the acquisition occurred. Also, please revise to disclose the revenue, earnings and earnings per share of the combined entity for the six months ended June 29, 2014 as though the acquisition had occurred as of the beginning of the period. Comparable information for the prior interim period should also be presented as if these acquisitions had occurred at the beginning of the comparable interim reporting period. Refer to the disclosure requirements outlined in ASC 805-10-50-2(h) and Rule 10-01(b)(4) of Regulation S-X.

In accordance with ASC 805-10-50-(h)(1), which states “The amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period,” the Company has added disclosure on page F-57 with respect to revenue and earnings of Grede included in the Company’s consolidated results for the six months ended June 29, 2014.

In accordance with ASC 805-10-50-(h)(3), which states “If comparative financial statements are presented, the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information). For example, for a calendar year-end entity, disclosures would be provided for a business combination that occurs in 20X2, as if it occurred on January 1, 20X1,” the Company has added disclosure of the revenue and earnings of the combined entity as though the Grede Transaction occurred as of the beginning of the six months ended June 30, 2013. Such disclosures are being provided for the six months ended June 29, 2014 and the six months ended June 30, 2013.

Note 12 – Stock-based Compensation, page F-58

64.	We note the disclosure on page F-59 which indicates that on August 4, 2014, the 18,099 Grede RSUs were converted to 194,084 options to purchase common stock of MPG. Please tell us and revise Note 12 to explain whether the modification of these RSUs resulted in recognition of compensation expense pursuant to the guidance outlined in ASC 718-20-35. If not, please explain why.

Securities and Exchange Commission

October 7, 2014

The stock options were converted to allow each participant to be in the same financial position after the conversion as they were prior to the conversion. This was achieved by adjusting the number of options per participant and the strike price per type of option. Based on the accounting guidance in ASC 718-20-35, this conversion was accounted for as a modification to the prior stock option awards. As such, the Company calculated the fair value of the awards using the Black-Scholes model prior to and post conversion. Based on the Black-Scholes calculation prior to and post modification, each option had the same or a slightly lower fair value after the modification. As mentioned, the conversion was based on the relative fair values of the three companies. Further, because each merged company was similar, the calculated volatility used for the combined company input was the same as each merged company volatility inputs. Some awards had a slightly lower fair value due to the slight adjustment in vesting terms, which shortened the expected term assumption. Because no stock option award had a higher fair value after the conversion, there was no incremental compensation cost and no additional compensation expense was recorded as part of the conversion of the stock options.

Note 20 – Subsequent Events, page F-63

65.	We note the disclosure in Note 20 which indicates that in connection with the combination transaction described in Note 20, additional options were granted. Please tell us and revise Note 20 to disclose the number and significant terms of these option grants, including their exercise price and the related term over which the options will vest. As part of your response and your revised disclosure, please also explain the method and significant assumptions that were used to determine the fair value of these option grants.

The Company has revised page F-67 in response to the Staff’s comment to add additional disclosure with respect to the conversion of outstanding stock-based compensation awards into shares of the Company’s common stock and the terms of the additional options issued. The Company is finalizing the valuation assumptions and calculated value of the stock options issued in August 2014, and the Company expects to include this information in its financial statements for nine months ended September 30, 2014.

Grede Holdings LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 15. Subsequent Events, page F-122

66.	We note the disclosure in Note 15 which indicates that on June 2, 2014, investment funds controlled by private equity firm American Securities purchased 100% of the membership interests in the Company for a purchase price of $833,763. We also note that as a result of this transaction, the Company accelerated vesting of membership interests in the amount of $46,280. Please tell us and revise Note 15 to explain how you calculated or determined the amount of expense recognized in connection with the accelerated vesting of Grede’s membership units.

Securities and Exchange Commission

October 7, 2014

Grede’s equity plan is only settled in cash and is classified as a liability under ASC 718. Grede’s equity plan includes service and performance conditions. These performance conditions related to the change in control that was triggered upon the purchase by affiliates of American Securities. This event resulted in the vesting of 8.16% of Grede’s member units under Grede’s equity plan. Based on the transaction price with affiliates of American Securities, the repayment of debt and distributions to other equity owners, a payment of $46.3 million was made to certain members of Grede’s management on June 5, 2014. The Company has revised the disclosure on page F-126 in response to the Staff’s comment.

Item 15. Recent Sales of Unregistered Securities, page II-2

67.	Please clarify whether any consideration was received in connection with the options granted by the registrant, as described in the last paragraph of this section. Refer to Item 701 of Regulation S-K.

The Company has revised the disclosure on page II-2 to clarify that no consideration was received in connection with the options granted by the Company in response to the Staff’s comment.

Securities and Exchange Commission

October 7, 2014

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP

cc:	George Thanopoulos, Metaldyne Performance Group Inc.

Mark Blaufuss, Metaldyne Performance Group Inc.